SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

            If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated June 14, 2011.

Document 1

For Immediate Release
June 14, 2011
RM: 11 – 11
Crystallex Reports Q1 Results

TORONTO, ONTARIO, June 14, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) today reported its financial results for the quarter ended March 31, 2011. The Company prepares its consolidated financial statements in U.S. dollars. Effective the first quarter of 2011, the Company’s financial statements are prepared in accordance with International Financial Reporting Standards, (“IFRS”). The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Overview

Crystallex is a Canadian-based mining company with a focus on acquiring, exploring, developing and operating mining projects.  Crystallex has successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in Venezuela.  Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company has worked vigorously to bring the Las Cristinas Project to development. On February 3, 2011, the MOC was unilaterally terminated by the CVG, despite the CVG confirming the validity of the MOC in August 2010. The Company believes there is no justification for this unilateral rescission under Venezuelan or International law. Following the termination of the MOC, on February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011. The next step in the arbitration process, constitution of the arbitral Tribunal is currently underway.

The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfillment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008, MinAmb denied the Company’s request for the Permit. The Company appealed the Permit denial and did not receive a response from MinAmb.

Crystallex is now seeking the restitution by Venezuela of its investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company’s immediate objectives are to (1) diligently pursue the arbitration claim, while seeking settlement alternatives with Venezuela; (2) sell the remaining Las Cristinas project equipment, recorded on the balance sheet at its net realizable value of $27.5 million; (3) negotiate to restructure the Company’s senior unsecured $100 million of Notes (“the Notes”) due in December 2011; and (4) pursue alternate financing; and (5) evaluate and pursue opportunities in the mining sector.

Crystallex’s senior management team and Directors will have an instrumental role in executing these objectives. Their historical knowledge of the Las Cristinas project is vitally important to successfully advancing the arbitration claim, while their mining and finance experience are critical for identifying and evaluating new opportunities in the mining sector.

The Company is currently negotiating a restructuring of the Notes with various significant Noteholders (“the Noteholders”), while concurrently pursuing refinancing opportunities with other parties.  There are no assurances that these discussions will be successful.

On May 27, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders are seeking a declaration from the Court that there has been a "Project Change of Control". If successful, the Company would be required to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. The Company has previously successfully defended multiple actions by the Noteholders and it intends to vigorously defend this application as well,

On June 1, 2011, the Company was advised by the NYSE Amex that its Appeal of the Exchange’s delisting determination was denied. Crystallex has the right to appeal this decision to the full Committee on Securities, within 15 calendar days, which it intends to do. The NYSE Amex has suspended trading of Crystallex shares on the NYSE Amex while the Appeal is ongoing. The Company’s shares continue to trade on the TSX Exchange and now also trade on the OTC Markets OTCQB.

The Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	June 14, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President